August 5, 2019

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People's Republic of China

       Re: Wins Finance Holdings Inc.
           Form 20-F for Fiscal Year Ended June 30, 2018
           Filed October 31, 2018
           File No. 333-204074

Dear Mr. Mu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services